PRESS RELEASE

Loncor Announces Appointment of Peter Cowley as President and MINECON as
Geological Consultants to Advance Ngayu Gold Project

Toronto, Canada – October 28, 2019 – Loncor Resources Inc. ("Loncor" or the “Company”) (TSX: "LN"; OTCQB: "LONCD"), a Canadian gold exploration company with significant projects in the Democratic Republic of the Congo (“DRC”) and which is supported by Barrick Gold Corporation (NYSE: "GOLD"; TSX: "ABX") as joint venture partner and a second major gold producer, Resolute Mining Limited (ASX/LSE: "RSG"), as a 27% shareholder, is pleased to announce the appointment of Peter Cowley as President of the Company and Minecon Resources and Services Limited as geological consultants.

Peter Cowley History of Success in Africa

Mr. Cowley is a geologist with over 40 years’ experience in the minerals industry and a history of major exploration successes in Africa, including the DRC. Among his major accomplishments, Mr. Cowley was Chief Executive Officer and President of Banro Corporation from 2004 to 2008 where he led the exploration that delineated major gold resources at Twangiza and Namoya in the DRC. Prior to joining Banro, Mr. Cowley was Managing Director of Ashanti Exploration, where he led the exploration team in the discovery and development of the Geita mine in Tanzania. Prior to Ashanti, he was Technical Director of Cluff Resources which discovered and developed mines in Zimbabwe, Ghana and Tanzania. He holds an M.Sc from the Royal School of Mines, an MBA from the Strathclyde Business School and is a Fellow of the Institute of Materials, Minerals and Mining. He previously served as Chief Executive Officer and President of Loncor from 2009 to 2015, which will allow him to move rapidly in his new role.

Mr. Cowley commented: “Loncor has a major footprint in the Ngayu greenstone belt in northeastern DRC which has many geological similarities to the Geita and Moto belts which host world class operating gold mines in Tanzania and DRC, respectively, both in terms of size and profitability. Besides the Barrick Joint Venture where the Company has a free carried interest to the pre-feasibility study stage, Loncor has significant gold resources at its KGL-Somituri and Makapela properties where there is significant potential to increase this resource base. I am excited about the opportunity to join up again with Daniel Bansah and his team at MINECON who worked with me previously at Geita and Twangiza/Namoya, to unlock the full potential of the underexplored Ngayu greenstone belt of northeastern DRC.”

Loncor’s Chief Executive Officer, Arnold Kondrat, said: “We are thrilled to have Peter return with a team that has a history of finding gold in Africa, including the DRC. The current NI 43-101 compliant gold resources at our Makapela and KGL-Somituri properties (including Adumbi) at Ngayu, and the potential at our Yindi property, will provide us with an anchor for future development outside of our existing Joint Venture with Barrick Gold on our Ngayu gold project.”

MINECON Appointment

Minecon Resources and Services Limited (“MINECON”) (www.mineconrsl.com) has been appointed by Loncor as geological consultants to manage exploration and development programs at Loncor’s properties within the Ngayu Archean greenstone belt which are outside of Loncor’s Joint Venture with Barrick Gold. MINECON is a full-service mining engineering company headquartered in Ghana, Africa. MINECON works with companies throughout Africa, with a focus on Ghana and DRC mining projects, to support mineral exploration, mining operations, logistics, planning, engineering and geological studies. MINECON’s mining industry professionals have significant DRC-specific experience. The Company believes that the MINECON team, headed by Daniel Bansah (MSc Mineral Exploration) and supported by a team of geological professionals, will provide the needed technical skills and leadership to assist Loncor in advancing its gold properties up the value curve. MINECON will assist Loncor in the continued development of Loncor’s:

  100% owned Makapela gold prospect, which has an Indicated Mineral Resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an Inferred Mineral Resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

  100% owned Yindi gold prospect, which has previously reported drill results including 14.79 metres at 5.11 g/t Au, 19.40 metres at 1.30 g/t Au and 6.20 metres at 4.57 g/t Au.

  71.25%-owned KGL-Somituri gold project, which was recently acquired by Loncor (see Loncor’s September 27, 2019 press release) and has an Inferred Mineral Resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au), with 71.25% of this resource being attributable to Loncor via its 71.25% interest in the KGL-Somituri project.

Makapela, Yindi and KGL-Somituri are all located in the Ngayu gold belt and outside of Loncor’s existing Joint Venture with Barrick Gold on the Ngayu gold belt. Utilizing the expertise and experience of MINECON and under Peter Cowley’s leadership, Loncor seeks to aggressively expand its current gold resources as set out above.

Audit Committee Clarification
The Company wishes to clarify that as a result of the resignation of a director of the Company, there was a vacancy on the Company’s audit committee from August 17, 2018 to June 17, 2019, such that during this period the audit committee was comprised of only two members and not three as required under National Instrument 52-110. This vacancy was filled on June 17, 2019. The Company’s audit committee is currently comprised of the following three independent directors of the Company: Zhengquan (Philip) Chen, William R. Wilson and Richard J. Lachcik.

About Loncor Resources Inc.
Loncor is a Canadian gold exploration company focused on two projects in the DRC - the Ngayu and North Kivu projects. Both projects have historic gold production. Exploration at the Ngayu project is currently being undertaken by Loncor’s joint venture partner Barrick Gold (Congo) SARL (“Barrick”). The Ngayu project is 200 kilometres southwest of the Kibali gold mine, which is operated by Barrick and in 2018 produced approximately 800,000 ounces of gold. As per the joint venture agreement signed in January 2016, Barrick manages and funds exploration at the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick. Subject to the DRC’s free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%. Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

Certain parcels of land within the Ngayu project surrounding and including the Makapela and Yindi prospects have been retained by Loncor and do not form part of the joint venture with Barrick. Barrick has certain pre-emptive rights over these two areas. Loncor’s Makapela prospect has an Indicated Mineral Resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an Inferred Mineral Resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au). Loncor also recently acquired a 71.25% interest in the KGL-Somituri gold project in the Ngayu gold belt which has an Inferred Mineral Resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au), with 71.25% of this resource being attributable to Loncor via its 71.25% interest.

Resolute Mining Limited owns 27% of the outstanding shares of Loncor and holds a pre-emptive right to maintain its pro rata equity ownership interest in Loncor following the completion by Loncor of any proposed equity offering. Newmont Goldcorp Corporation (NYSE: "NEM"; TSX: "NGT") owns 7.8% of Loncor’s outstanding shares.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Qualified Person
William R. Wilson, a director of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Reports
Certain additional information with respect to the Company’s Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Certain additional information with respect to the Company’s recently acquired KGL-Somituri project is contained in the technical report of Roscoe Postle Associates Inc. dated February 28, 2014 and entitled "Technical Report on the Somituri Project Imbo Licence, Democratic Republic of the Congo". A copy of the said report, which was prepared for, and filed on SEDAR by, Kilo Goldmines Ltd., can be obtained from SEDAR at www.sedar.com. To the best of the Company’s knowledge, information and belief, there is no new material scientific or technical information that would make the disclosure of the KGL-Somituri mineral resource set out in this press release inaccurate or misleading.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information
This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, mineral resource estimates, future exploration and development, potential future gold mines, expanding current gold resources, potential gold discoveries, and expected benefits of appointing MINECON as geological consultants) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 1, 2019 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat (CEO of Loncor), Toronto, Ontario, Tel: + 1 (416) 366 7300.